02041260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2002

VANTICO GROUP S.A.

(Exact name of Registrant as specified in its charter)

Luxembourg

(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F **X** Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes No **X**

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

News Release

Luxembourg June 6th, 2002

First Quarter Results to March 2002

CHF millions	2002	2001	Change	Full Year 2001
SALES	384	451	-15%	1,612
EBIT	7	41	-83%	86
% of sales	1.8 %	9.1%	-730bp	5.3%
EBITDA	22	54	-59%	140
% of sales	5.7%	12.0%	-630bp	8.7%

*The results above and in the text of this press release for the quarters ended March 2002 and 2001 and the twelve months ended December, 2001 have been restated to a basis consistent with that of previous years. The results are pre fair value adjustments and restructuring and special charges. The basis of this restatement is detailed in Appendix 1.

- **Trading recovered after weak fourth quarter in 2001.**
- **Market conditions in the first quarter considerably more difficult than a year ago.**
- **Upturn now evident in Asian Electronics industry.**
- **Margins impacted by competitive pricing and unrecovered costs due to lower volumes.**
- **Continued focus on sustainable cost reductions and improvements in working capital.**

Helmut Strametz, Chief Executive, said today:

"These results are in line with expectations. Sales and profitability improved substantially when compared to the fourth quarter of 2001 but trading conditions are expected to remain challenging. However management are committed to reshaping the business to leverage earnings in the current year and when trading conditions strengthen."

Financial Overview

Sales were CHF 384 million in the three months ended March 31, 2002, resulting in a 15% improvement on a difficult fourth quarter in 2001. As expected, sales in the first quarter were 15% lower in Swiss francs and 10% lower in constant currency. This demonstrates that business activity in the industries Vantico serves continue to be weak – but recovery in some territories particularly Asia Pacific is evident. The shortfall compared to last year was due to lower sales in Polymer Specialties and Adhesives and Tooling. Our Printed Wiring Board business has shown signs of improvement with March sales in line with the previous year.

Sales in April were 103% of last year in constant currency reflecting some recovery in the electronics industry.

Earnings before interest, tax, depreciation, amortisation and exceptional items (EBITDA) were CHF 22 million, an increase of CHF 20 million on the previous quarter to 31 December 2001.

Net debt costs were CHF 22 million in the three months ended March 31, 2002 and net debt at March 31, 2002 was CHF 1,005 million (December 2001: CHF 942 million).

Trading Performance

Polymer Specialties

Polymer Specialties is a world leader in the manufacture and formulation of epoxy specialty resins and formulated systems. The division comprises the Coating Systems, Structural Composites and Electrical Insulating Materials value sectors.

In the three months ended March 2002, sales were CHF 289 million. Sales in the same period in the previous year were CHF 345 million – representing a decrease of 16% (14% lower in constant currency) on the prior year. This is the result of lower volumes in the structural composites and coating systems businesses. Our Electrical Insulation Materials business proved the most robust value sector with net sales in the first quarter 7% lower in constant currency than the previous year.

The Americas continue to be the weakest region – largely attributable to uncompetitive basic resin cost, lower selling prices and reduced market demand. Asia Pacific is starting to show signs of recovery in the printed wiring board market for laminating resins – reflected in a strong performance in Structural Composites.

Operating income from Polymer Specialties for the three months to March 31, 2002 was CHF 29 million (CHF 50 million in 2001) before the allocation of group infrastructure costs.

Adhesives and Tooling

This Division services various niche markets for adhesives where there is a need to provide highly reliable, tailored engineering solutions, applications and processing equipment. Knowledge of the particular industry together with the ability to provide qualified or approved products is critical. The tooling market is generally characterised by the continual development of new high value products.

In the three months ended March 31, 2002 sales were CHF 75 million as compared to CHF 78 million in the same period last year representing a decrease of 4% on prior year. Although our adhesives business has outperformed 2001, this has been offset by lower sales in our tooling business. Our US market was impacted by a delay in the settlement with 3D Systems Inc. for Stereo lithography tooling products (SLA) which was completed on April 22, 2002. Sales of SLA direct to customers began on April 23, 2002 and the sales team is now focused on building up a portfolio of key customers. Many SLA customers are also customers for Vantico's other prototyping and fast production processes and materials.

Operating income from Adhesives and Tooling was CHF 10 million for the three months ended March 31, 2002 (CHF 17 million in 2001) before the allocation of group infrastructure costs.

Optronics

This Division currently comprises the Printed Wiring Board (PWB) and Optical Performance Alignment Layer (Opal) value sectors.

In the three months ended March 31, 2002, sales by this Division were CHF 20 million, a decrease of CHF 8 million, or 29%, against net sales of CHF 28 million for the same period in 2001. The decrease was principally due to lower volumes in our printed wiring board business, although March and April saw a significant increase in volumes month on month.

The Opal business is still embryonic but tests are currently underway with an international bank for our document security applications which if successful may lead to sales on a commercial scale.

Operating loss from Optronics for the three months to March 31, 2002 was CHF 3 million (CHF 3 million profit in 2001) before the allocation of group infrastructure costs.

Gross Profit

Gross Profit after raw material, freight and all production costs for the three months ended March 31, 2002 was CHF 99 million against CHF 127 million for the corresponding period in 2001. Gross profit margin of 25.8% (2001 full year: 26.4%) represents a decrease on the previous year, primarily due to lower plant utilisation and competitive price pressures.

EBIT and EBITDA

EBIT for the three months ended March 31, 2002 was CHF 7 million – a decrease of CHF 34 million, or 83%, over CHF 41 million in 2001. The reduction is attributable to lower sales, a marginal increase in operating costs and one off costs associated with reshaping the group.

Earnings before interest, tax, depreciation, amortisation and exceptional items (EBITDA) were CHF 22 million, a decrease of CHF 32 million, or 59%, over CHF 54 million in the same quarter of 2001.

Interest and Debt

The group recorded net interest expense of CHF 28 million for the three months ended March 31, 2002, compared with CHF 27 million for the corresponding period in 2001.

Interest expense is inclusive of CHF 4 million amortization of financing fees arising from the acquisition and CHF 2 million of financial expenses. Debt costs (interest on borrowings) amounted to CHF 22 million.

Cash usage in operating activities amounted to CHF 9.1 million. Cash paid for capital expenditure for the three months to March 31, 2002 was CHF 17.8 million, of which CHF 10.2 million was Restructuring Capex capitalised in 2001 and CHF 7.6 million, Operating Capex in the current year.

At March 31, 2002 the company had net debt of CHF 1,005 million (December 2001: CHF 942 million).

Legal Settlements

On March 19, 2002 the company agreed to pay 3D Systems US$ 22 million (equivalent to CHF 37 million) in cash, by the surrendering of shares in 3D or by a combination of cash and shares. On April 22, 2002 Vantico settled its obligation with 3D and funded the payment by the sale of 1,550,000 shares. The remaining 175,000 shares have also been placed and some CHF 3.5 million has been repaid this month to reduce the senior debt.

Rights Offering

In February of this year, Vantico's covenants under the senior credit facility were renegotiated. In conjunction with this MGPE extended funds to the Company under a bridge facility that is expected to be refinanced by an offering to existing equity holders. At this point in time we expect the rights offering to be completed by July.

Cash Resources

Our primary sources of liquidity are cash flow from operations and borrowings under existing credit facilities. As at March 31, 2002, approximately CHF 68 million of the CHF 100 million Revolving Credit Facility was utilized in the form of guarantees for short-term borrowing facilities of subsidiary companies. Of this CHF 68 million of facilities guaranteed, approximately CHF 15 million was available for borrowing at March 31, 2002. In addition to the CHF 15 million, the remaining CHF 32 million of capacity under the revolver was also available to us for borrowing.

As at March 31, 2002, the company also had available to it CHF 25 million under a bridge facility provided by Morgan Grenfell.

Total liquidity resources available to Vantico at March 31, 2002 totalled CHF 118 million, consisting of CHF 46 million of cash and CHF 72 million of credit facilities, including CHF 25 million of back stop finance committed by MGPE.

Current Trading

Sales in the first half of 2002 averaged CHF 130 – 135 million per month. Laminating resin and printed wiring board chemical sales to the electronics industry are beginning to show signs of recovery. Adhesives continue to grow whilst tooling sales are constrained by the automotive industry. Sales in Asia show encouraging signs of strengthening across all divisions.

Future Prospects

Volumes have begun to recover although margins will remain tight. The first quarter showed an improvement on a difficult fourth quarter. Market conditions are expected to remain challenging, however some economic recovery in Asia Pacific and the electronics industry should serve to increase revenues in subsequent months. The restructuring of our cost base continues with further benefits expected by the year end.

About Vantico

Vantico was created through a management buy-out of the Performance Polymers Division of Ciba S.C., backed by Morgan Grenfell Private Equity. Vantico operates as a global leader in providing solutions in the field of innovative coatings, structural composites, adhesives, tooling materials, and electrical and electronic insulation for the automotive, electronic, electrical, aerospace and consumer-durable industries.

Vantico employs approximately 2,800 people in over 30 countries. The company is incorporated in Luxembourg and operates globally in three Divisions: Polymer Specialties, Adhesives and Tooling and Optronics.

This press release does not constitute an offer to sell or issue, or the solicitation of an offer to buy or subscribe for securities. Some of the information contained herein constitutes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Although management at Vantico Group S.A. believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations.

Contacts:

VANTICO

Helmut Strametz
Chief Executive Officer
Tel: +44 (0) 20 8814 7961
Fax: +44 (0) 20 8814 7962
Email: helmut.strametz@vantico.com

Ken Greatbatch
Chief Financial Officer
Tel: +44 (0) 20 8814 7940
Fax: +44 (0) 20 8814 7950
Email: ken.greatbatch@vantico.com

Website: www.vantico.com

FINANCIAL DYNAMICS

Scott Fulton
Financial Dynamics
Tel: +44 (0) 20 7269 7157
Fax: +44 (0) 20 7269 7277
Email: scott.fulton@fd.com
Website: www.fd.com

APPENDIX 1

Income Statement

INCOME STATEMENT (CHF millions)	3 months to March 31 2002 per 6-K	Adjustments	Restated 3 months to March 31 2002	3 months to March 31 2001 per 6-K	Adjustments	Restated 3 months to March 31 2001	Restated 12 months to Dec. 31 2001
Polymer Specialties	289	---	289	337	8	345	1,225
Adhesives & Tooling	75	---	75	75	3	78	297
Optronics	20	---	20	28	---	28	90
SALES	**384**	**---**	**384**	**440**	**11**	**451**	**1,612**
GROSS PROFIT	**99**	**---**	**99**	**127**	**---**	**127**	**426**
Selling, General & Admin.	(89)	---	(89)	(85)	10	(75)	(296)
Research & Development	(10)	---	(10)	(11)	---	(11)	(44)
EBIT	**---**	**---**	**---**	**31**	**10**	**41**	**86**
DIVISIONAL EBIT ANALYSIS							
Polymer Specialties	29	---	29	50	---	50	135
Adhesives and Tooling	10	---	10	17	---	17	55
Optronics	(3)	---	(3)	3	---	3	(7)
Unallocated costs and Fair Value adjustments	(36)	7	(29)	(39)	10	(29)	(97)
EBIT	**---**	**7**	**7**	**31**	**10**	**41**	**86**
EBITDA*	**22**	**---**	**22**	**52**	**2**	**54**	**140**

* EBITDA before restructuring and special charges

The adjustments in 2002 include the profit effect of the asset revaluation arising from the purchase method of accounting. The adjustments in 2001 include restructuring and special charges, the profit effect of the asset revaluation arising from the purchase method of accounting, costs separately identifiable as reorganization costs and the inclusion of the Indian operations, the acquisition of which was completed in March 2001.

Our Quarterly Report on Form 6-K has been filed with the United States Securities and Exchange Commission. A copy of this report is available on www.vantico.com.

Unallocated Costs and Fair Value adjustments

Unallocated costs and fair value adjustments comprise all group infrastructure costs, certain other net expenses not allocated to reportable business segments, and fair value adjustments arising from the application of APB 16. The charge for the three months ended March 31, 2002 months amounted to CHF 36 million (CHF 39 million for the three months ended March 31, 2001).

Unallocated Costs and Fair Value Adjustments – CHF millions	**3 months 2002**	**3 months 2001**	**12 months 2001**
Group Infrastructure costs	29	29	97
Depreciation	5	5	20
Amortization	2	3	16
Recurring Costs	36	37	133
Reorganization	---	2	66
Special Costs incurred in period	---		66
TOTAL	**36**	**39**	**199**

Statement of Adjustments

INCOME STATEMENT (CHF millions)	**March Quarter 2002**	**March Quarter 2001**	**12 Months 2001**
Polymer Specialties	289	337	1,217
Adhesives & Tooling	75	75	294
Optronics	20	28	90
SALES - 6K/20F	**384**	**440**	**1,601**
Adjustment for India	---	11	11
SALES per Press Release	**384**	**451**	**1,612**
Gross Profit - 6K /20F	**99**	**127**	**426**
Selling, General & Admin	(89)	(85)	(398)
Research & Development	(10)	(11)	(44)
Restructuring & Special Charges	---	---	(56)
EBIT – 6K/20F	**---**	**31**	**(72)**
Adjustments:			
Re organizational costs	---	2	66
Additional depreciation	5	5	20
Additional amortization	2	3	16
Restructuring	---	---	14
Special Charges	---	---	42
EBIT per Press Release	**7**	**41**	**86**
Depreciation	15	13	54
EBITDA per Press Release	**22**	**54**	**140**

Interest Expense

Interest Expense CHF millions	March Quarter 2002	March Quarter 2001	12 Months 2001
Interest Expense per 6K	28	27	117
Amortization of financing costs	4	3	17
Debt costs on borrowing	22	22	92
Other Financial Expenses	2	2	10
Capitalized interest	---	---	(2)

Sales and EBITDA summary

2002 Actuals – CHF millions	Q1	Q2	Q3	Q4	Total
Polymer Specialties	289	---	---	---	289
Adhesives & Tooling	75	---	---	---	75
Optronics	20	---	---	---	20
Total	**384**	**---**	**---**	**---**	**384**
2002 EBITDA	**22**	**---**	**---**	**---**	**22**
% of sales	5.7%	---	---	---	5.7%

2001 Actuals – CHF millions	Q1	Q2	Q3	Q4	Total
Polymer Specialties	345	332	301	247	1,225
Adhesives & Tooling	78	77	74	68	297
Optronics	28	24	19	19	90
Total	**451**	**433**	**394**	**334**	**1,612**
2001 EBITDA	**54**	**48**	**36**	**2**	**140**
% of sales	12.0%	11.1%	9.1%	0.6%	8.7%

2000 Actuals – CHF millions	Q1	Q2	Q3	Q4	Total
Polymer Specialties	338	351	342	316	1,347
Adhesives & Tooling	80	76	74	76	306
Optronics	31	33	32	33	129
Total	**449**	**460**	**448**	**425**	**1,782**
2000 EBITDA	**51**	**45**	**58**	**31**	**185**
% of sales	11.4%	9.8%	13.0%	7.3%	10.4%

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vantico Group S.A.

June 12, 2002

Kenneth Greatbatch
Chief Financial Officer